AMENDMENT NO. 1 TO RIGHTS AGREEMENT

WHEREAS, Nexmed, Inc., a Nevada corporation (the “Company”) and Wells Fargo Bank, N.A., as Rights Agent, executed a Rights Agreement dated as April 3, 2000; and

WHEREAS, pursuant to a certain Common Stock and Warrant Purchase Agreement, dated December 20, 2006, the Company has undertaken to amend the Rights Agreement;

NOW, THEREFORE, in consideration of the premises and mutual agreement herein set forth, the parties hereto agree as follows:

1.  The first sentence of Section 1.(a) of the Rights Agreement shall be amended to read in its entirety as follows:

(a)  “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan or of any Subsidiary of the Company, (iv) any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan, (v) the Grandfathered Stockholder, or (vi) Southpoint Master Fund, LP or its Affiliates so long as their aggregate beneficial ownership of Common Stock is less than 20% of the shares of Common Stock then outstanding.

2.  Except as set forth herein, the provisions of the Rights Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Rights Agreement to be duly executed as of this 16th day of January, 2007.

NEXMED, INC.

By:	/s/ Mark Westgate
Mark Westgate
Vice President & Chief Financial Officer

WELLS FARGO BANK, N.A.

By:	/s/ Suzanne M. Swits
Name: Suzanne M. Swits
Title: Vice President